Engine Capital LP
1345 Avenue of the Americas, 33rd Floor
New York, NY 10105
(212) 321-0048

October 3, 2022

SciPlay Corporation
6601 Bermuda Road
Las Vegas, NV 89119
Attention: Board of Directors

Light & Wonder, Inc.
6601 Bermuda Road
Las Vegas, NV 89119
Attention: Board of Directors

Dear Members of the Boards of Directors:

Engine Capital LP (together with its affiliates, "Engine" or "we") is a shareholder of SciPlay Corporation (NASDAQ: SCPL) ("SciPlay") and Light & Wonder, Inc. (NASDAQ: LNW) ("Light & Wonder") (collectively, the "Companies"). We invested in both Companies because we believe in the cross-platform, content-led strategy pursued by the new leadership of Chair Jamie Odell and Chair Toni Korsanos, the attractive valuations of both Companies, and the fact that there are opportunities readily within the control of SciPlay and Light & Wonder to significantly increase shareholder value.

It is clear to us that the current corporate structure of SciPlay – whereby SciPlay remains a separate public entity controlled by Light & Wonder – is inefficient and creates an overhang on the valuation of both Companies. The current structure also prevents Light & Wonder from accessing SciPlay's significant free cash flows and from making optimal capital allocation decisions. Based on conversations with SciPlay and Light & Wonder shareholders, there appears to be broad agreement that the current structure is suboptimal, detracts from the value of both entities and should be resolved expeditiously. We acknowledge that the Companies attempted to merge in 2021 through a stock-for-stock transaction, but that deal structure introduced several complications, including having to value both businesses in relation to one another as well as creating dilution for Light & Wonder shareholders.

We are writing to you today because we believe an easier solution exists whereby Light & Wonder acquires SciPlay for \$15.00 to \$16.00 per share[1] using cash on SciPlay's balance sheet without having to issue any new shares. Light & Wonder could pay this amount for the 23.6 million existing Class A shares without having to issue any of its own shares given our estimate of SciPlay's net cash position by year end of \$380 million (\$16.1 per Class A share).

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[1] Based on our review of comparable transaction multiples and discounted cash flow analyses, we believe a fair price for SciPlay is somewhere between \$15 and \$16 per Class A share. We also note that the average of the sell-side analysts' target prices for SciPlay is \$15.33 per share.

Importantly, such a transaction makes strategic sense for both Companies, would reduce inefficiencies, and would optimize the overall valuation of the entities for the following reasons:

1. **A transaction would simplify and enhance Light & Wonder's content-led, cross-platform, global gaming strategy.** The presence of a separate entity focused on a single platform undermines Light & Wonder's messaging to investors and more importantly, within the organization. Fully consolidating the two entities would help realize the full synergy potential of its content across platforms and enhance its ability to communicate this strategy both internally and externally. Combining the Companies would also simplify the reporting structures and create cost savings that we estimate at between $5 and $10 million.

2. **The current structure prevents Light & Wonder from optimizing capital allocation for its shareholders.** Instead of being put towards the highest and best use within the broader organizations, under the current corporate structure, SciPlay's cash can only be used by SciPlay, which is constraining and highly inefficient. If the two businesses were combined, Light & Wonder could determine whether to reinvest SciPlay's cash flows in its higher capital intensity businesses or to repurchase more Light & Wonder shares. At Light & Wonder's current stock price, we estimate that Light & Wonder could repurchase an incremental 4% of its shares outstanding every year from SciPlay's free cash flows. Light & Wonder's inability to optimize its capital allocation is an additional overhang on its own valuation and a missed opportunity when its stock is so undervalued. That last point in particular is one reason why Light & Wonder should move with a sense of urgency. Given its severely undervalued stock, Light & Wonder should try to maximize its available cash flows now to accelerate its share repurchase program. In that context, we would also encourage Light & Wonder to enter into a pre-arranged repurchase plan (10b5-1) so that it is not restricted and unable to buy shares as it explores a potential transaction with SciPlay.

3. **SciPlay's underperformance and undervaluation can largely be attributed to its poor corporate structure and questionable governance.** Since going public at $16 per share in May 2019, SciPlay has significantly underperformed all relevant indices, including the NASDAQ Composite index by approximately 66% and the Russell 2000 by approximately 36%[2]. The company trades at a depressed multiple of around 6x 2022E Adjusted EBITDA, which is too low for a company of this quality.[3] This undervaluation persists, despite positive work from its Chief Executive Officer Joshua Wilson and his team. Since the initial public offering, SciPlay has significantly enhanced its live ops and digital marketing capabilities, increased payer conversion metrics, expanded its end markets (including pursuing the higher growth casual market), and generated strong free cash flows ($458 million cumulatively) under Mr. Wilson's leadership.[4]

   We believe it is unlikely SciPlay will ever trade at a fair valuation in the public market due to its current corporate structure and questionable governance. It is worth

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[2] Per CapitalIQ as of 9/27/22.

[3] Based on a share price of $11.00 as of 9/27/22 and management guidance of 10% revenue growth and 28%-29% Adj. EBITDA margins for 2022E. Includes TRA liability.

[4] Free cash flow defined as cash flow from operations less capital expenditures less payments on license obligations.

highlighting SciPlay shareholders' concern that Light & Wonder unfairly wields an outsized influence over SciPlay. This is particularly evident during the negotiation of the IP agreement extension that exposed the potential conflicts of interest[5] that exist between the two entities, ultimately depressing the multiple at which SciPlay trades. Given these dynamics and SciPlay's dismal stock price performance, we believe an all-cash transaction at the right price today is far superior to the alternative of keeping SciPlay public in the hope of an elusive higher price in the future.

4. **Light & Wonder also trades at a significant discount to its intrinsic value, partially due to the drag of SciPlay's undervaluation.** Since Mr. Odell and Ms. Korsanos joined, Light & Wonder completed the sale of the lottery and sports betting businesses, significantly reduced its debt profile, executed on margin expansion initiatives, hired significant outside talent into the organization, and started returning capital to shareholders through a share buyback program. Light & Wonder has also introduced a 2025 Adjusted EBITDA target of $1.4 billion and currently trades at around 5x this figure[6], which is too low for a company with such breadth of content. We believe that Light & Wonder's valuation is negatively impacted by SciPlay's artificially depressed valuation since investors use SciPlay's depressed multiple as an input to assess Light & Wonder's multiple. Alternatively, investors who value Light & Wonder through a sum-of-the-parts will simply use the depressed market value of Light & Wonder's stake in SciPlay. Either way, SciPlay's artificially low valuation in the public market depresses the valuation of Light & Wonder.

5. **The recommended transaction is immediately accretive to Light & Wonder.** The combination of funding this transaction through existing cash on SciPlay's balance sheet, the opportunity for cost savings, the ability for Light & Wonder to accrue for 100% of SciPlay's earnings, and the potential for Light & Wonder to accelerate its own stock repurchase program leads to a highly accretive transaction for Light & Wonder as highlighted in the below table.[7]

2023E LNW EPS	2.48
Reduction of noncontrolling interest	0.23
Cost savings	0.06
Incremental LNW share repurchases	0.09
Reduction of interest income	(0.08)
2023PF LNW EPS	**2.78**
Accretion	*12.2%*

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[5] See public letter released on 6/17/2022 "Engine Capital Sends Letter to the Board of Directors of SciPlay Regarding Ongoing IP Agreement Negotiations with Light & Wonder".

[6] Based on Light & Wonder's closing share price on 9/27/22 of $43.27 per share.

[7] 2023E EPS per CapitalIQ consensus as of 9/27/22. Reduction of noncontrolling interest represents the incremental earnings for LNW from full ownership of SCPL. Assumes $22 million of 2023E noncontrolling interest, $7.5 million of cost savings, interest income of 2.5% on cash used to purchase minority shareholders, incremental LNW share repurchase of $150 million using cash flow from SciPlay in 2023, and 25% tax rate.

In addition to ever-evolving market dynamics, much has happened at both SciPlay and Light & Wonder since the Companies' failed attempt to merge in 2021 and it is time for both boards of directors to go back to the negotiating table, put aside whatever differences caused the prior discussions to fall apart, restart an open dialogue without bias, and work expeditiously to resolve the inefficient structural issues that inhibit both organizations. It is worth noting that SciPlay has completely reconstituted its board of directors with the addition of three new independent directors and a new Chair. We would expect this newly reconstituted board to review a revised Light & Wonder's offer with fresh eyes and an unbiased perspective.

We strongly believe a transaction where Light & Wonder acquires SciPlay makes strategic sense for all parties involved. SciPlay Class A shareholders get to monetize their investment at a fair price, which is unlikely to happen in the public market. Light & Wonder gets direct access to SciPlay's free cash flows (which it can use to accelerate its own share repurchase program) without having to increase its leverage or issue new shares – removing one of the overhangs negatively affecting its own valuation. Finally, the proposed transaction helps Light & Wonder simplify its business, save $5 to $10 million of expenses, and realize the full synergy potential of its content across platforms.

That said, if a deal can't be reached between both Companies or if Light & Wonder is no longer interested to acquire SciPlay, we don't believe the status quo is desirable and we would then encourage SciPlay to start a review of its strategic alternatives and look for a buyer with the blessing of Light & Wonder. A complete sale of SciPlay to a third-party would achieve several similar objectives, including maximizing the value of SciPlay for all its shareholders including Light & Wonder and allowing Light & Wonder to optimize its capital allocation policies by using the proceeds of the sale of its stake in SciPlay to reinvest in its own business or to accelerate its own share repurchase.

We are formally requesting a meeting with members of both boards at the earliest convenience to discuss the matters and initiatives set forth in this letter. On behalf of Engine Capital, we look forward to working constructively with you to increase long-term value for SciPlay and Light & Wonder shareholders.

Sincerely,





Arnaud Ajdler   Brad Favreau

Managing Partner   Partner